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Comhear

The Future of Immersive Sound - 3D Audio Without Headphones. Edit Profile

$500	**Crowd Note**
Minimum	Security Type

Comhear is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Comhear without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

IP Portfolio (Granted & Pending Patents)
18

2017 World VR/Audio Market
$22.4 billion

- Winner of the 2017 CES Innovation Award for High Performance Home Audio/Video, Winner of the CONNECT 2015 Best New Technology Award
- Investors include Peter Lynch (Fidelity Investments), Brad Buss (Tesla board member and former CFO of SolarCity); Zylux Acoustic Corp., and Andrew Sassine, among others
- Patent exclusivity recently extended for five years by UCSD; inventor of core technology (UCSD professor) now employed by Comhear
- Customers include California's Great America theme park (Santa Clara, CA)
- In partnership with Electronic Arts, Bioware and Cedar Fair, Comhears technology was integrated into the new Mass Effect attraction.

- Round Size: US $2,000,000
- Raise Description: Series A
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Target Minimum Raise Amount: US $450,000
- Offering Type: Side by Side Offering



Comhear is an audio technology company that is dedicated to creating the next generation of audio products for home and business. The company has a development relationship with the University of California San Diego around a series of new patented technologies that will change the way we will experience audio in the future. Comhear commercializes the technology and licenses the technology to manufacturing partners who bring it to market in their products.

Product & Service

Comhear is a software and IP company. One of our current initiatives is to redefine the sound bar for entertainment, gaming and VR with true 3D audio. Comhear technology is capable of reproducing immersive sounds in 3D because it targets discrete beams of sound into user's left and right ears and syncs sound with the images on the screen. Users will experience 3D sounds exactly as they would in the real world.

Our first commercial product YARRA 3DX brings entertainment and game audio to new heights. The Yarra3DX is an advanced entertainment Sound Bar with an array of 12 audio drivers and our proprietary algorithm to deliver immersive 3D Sound. This innovation is driven by "MyBeam™" beamforming and sound field modeling that allow users to hear 3D audio without the need for surround sound systems or headphones. A single YARRA 3DX sound projector replaces an entire room full of discrete speakers.

YARRA 3DX brings cutting edge, patented digital processing to an array of phase aligned, precision engineered drivers to produce a uniquely natural way to hear sound. The Yarra 3DX will be easy to install and will include all the features consumers expect whether they are an audiophile, family Netflix viewer or hard core gamer.

In 2016 MyBeam™ technology launched in the Mass Effect Attraction at the Great American theme park. This attraction was developed in partnership with top game publishers Electronic Arts and Bioware. Comhear's technology was installed in each seat to give each guest the optimal audio experience for their location in the theater. The response to the attraction and the audio has been extremely positive from both guests and the media.

Gallery





Sound That Moves You.

Media Mentions



Team Story

Our research team includes musicians, scientists, engineers, programmers and product designers with over 75 years of experience in high-end audio. Our goal is to disrupt the traditional speaker and headphone model so we can bring immersive 3D audio to everyone.



Perry Teevens
CEO

Perry Teevens joined Comhear as CEO in July 2015. Prior to being appointed CEO, Perry was a Comhear investor and board member. Recently, he was AVP of Global Partnerships for Symphony Teleca Corporation (a HARMAN International Company). Prior to Symphony Teleca, Perry was the Head of Business Development at Skype where he was responsible for strategic planning and global business development for the Skype-for-Business and Enterprise Business Unit. Perry has held senior leadership positions at leading software and networking companies including Microsoft, Intel, MCI, Radvision, and Aricent. He received his bachelor's of science degree in business administration from the California State University.



Peter Otto
CSO

Peter Otto joined Comhear as CSO in July of 2016 after a long term collaboration with the Company in his role as Director of Sonic Arts R&D at the Qualcomm Institute at UCSD. Peter is responsible for leading development efforts that leverage the company's audio IP portfolio across a range of application areas. He functions as Comhear's primary liaison with academic and research labs, and is active in development and refinement of spatial audio (3D audio) techniques and content, while maintaining focus on audio quality and user experience. Peter Otto is an expert in the language and aesthetics of musical and media expression, and is also accomplished in advanced hardware/software design, including instrumentation and facilities, systems and networking applications, and a wide array of media technology research and development. Classically trained in musical performance and composition, he completed his graduate work at California Institute of the Arts in Los Angeles in 1984, and has served as music technology director at Tempo Reale in Florence, then at SUNY Buffalo, and prior to joining Comhear, served on the faculty for 20 years at UCSD Music and in a variety of roles in music technology and research directorships at UCSD.

Highlights

Overview

Product & Service

Team Story

Q&A with Founder ▸

Term Sheet

Financial Discussion

Data Room

📢 Updates

✉ SeedInvest



Jim Lucas
CFO

Jim Lucas is the CFO of Comhear, where he oversees finance, administration, and human resources. Jim brings over 20 years of financial leadership and accounting experience to Comhear, with a proven record in contributing to the financial growth and leadership of companies in a wide range of industries and stages of development. Before joining Comhear, Jim was Chief Financial Officer at PrimaPharma, a pharmaceutical manufacturer, where he provided executive leadership in finance and administration for all corporate functions. Previously, Jim served in a number of senior management roles with companies undergoing significant change either through high growth, M&A or restructuring. Jim spent the first ten years of his career working with two private equity firms focused on middle-market leveraged buyouts. Jim received his MBA from The College of William & Mary in Williamsburg, Virginia, and his Bachelor of Science degree in finance and economics summa cum laude from Virginia Commonwealth University in Richmond, Virginia. He is also a Chartered Financial Analyst, and a member of CFA Institute and the CFA Society of San Diego.

Notable Advisors & Investors



Robert Picunko
Advisor, Board Advisor

Andrew Sassine
Advisor, Chairman of the Board

AS

Q&A with the Founder

Q: Why are there negative gross margins in 2016?

Comhear: We don't think historicals are relevant to commercial COGS; we were in the R&D phase done and had many sunk costs before we could scale on raw materials, contract manufacturing initial startup and engineering costs.

Highlights

Overview

Q: So what is your BOM?

Product & Service
Comhear: BOM (for the commercial blackbox) is $120 / unit including warehousing & distribution and $500 is the retail price. Now we have just started receiving orders in bulk; 170 units in September 2106 and 325 at the end of January. In the future, we will pass BOM directly to OEMs clients and charge royalties while holding no inventory.

Team Story

Q&A with Founder ▸

Term Sheet

Q: In Cash Flow Feb 2016, can you confirm the transfer from convert to common stock is from convertible note conversion?

Financial Discussion
Comhear: Correct

Data Room
Q: Please list any debt instruments (other than convertible notes) and the terms associated with these instruments.

▾ Updates
Comhear: None other than convertible notes.

✉ SeedInvest

Q: Discuss what Interest Income and Expense are from.

Comhear: Interest income is not material but is income earned on business savings account. Expense is from convertible notes.

Q: What is Accrued interest? Will you be paying this off this month?

Comhear: Accrued interest on convertible note and Series A bridge note. It will be converted with principal to preferred stock (Series A bridge note) or common stock (convertible note)

Q: What kind of Deferred Revenue do you have?

Comhear: This is primarily a $500k exclusivity fee being amortized over five years.

Q: Who do you owe AP to?

Comhear: AP is primarily legal/accounting, insurance, outside contractors, and misc. suppliers of R&D material.

Q: What Accrued Expenses do you have?

Comhear: Primarily prepaid NRE on incoming product ($8k), rent deposit ($5k) and an advance to a tech advisor for services pending ($2k). Also includes annual Box.com and MS 365 fees being amortized and insurance premium cash payments vs monthly expense differential (4 payments for 6 months for example)

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Series A	Series A
Round size	US $2,000,000	US $2,000,000
Minimum investment	$20,000	US $500
Target minimum	US $450,000	US $450,000
Security type	Crowd Note	Crowd Note
Conversion of the Crowd Note	The Crowd Note will convert into preferred equity at a $9.7M pre-money valuation within 30 days of the round's close for major purchasers and upon the election of the company or upon a corporate transaction for non-major purchasers.	The Crowd Note will convert into preferred equity at a $9.7M pre-money valuation within 30 days of the round's close for major purchasers and upon the election of the company or upon a corporate transaction for non-major purchasers.
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

☰ TERMS

Use of Proceeds

If Minimum Amount Is Raised



● Sales and marketing ex...   ● Research and developm...
● General and administra...

If Maximum Amount Is Raised



● Sales and marketing ex...   ● Research and developm...
● General and administra...

Financial Discussion

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Squar Milner LLP.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2016 and 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

The historical financial results of the company will not be consistent with future financial results as the company has focused the previous two fiscal years on the development its products and technologies and working on a few project installations, including AR/VR Cinema (Great America Theme Park), Sports Venues (Golden 1 Sacramento Kings Arena) as well as designing and developing the Professional Audio (ProAV) platform. In the same time period, Comhear has developed a Consumer Electronics reference platform which will be licensed by CE OEMs for Gaming, AR/VR and Home Entertainment audio products. In 2017, the company plans to focus on continuing its development of the ProAV market through distribution and sales channels, launching its Consumer Electronics platforms and establishing Tier 1 partnerships for MyBeam™ adoption within the Automotive Safety and Infotainment segment.

Results of Operations

2016 (not reviewed) compared to 2015

The company's revenues for the year ended December 31, 2016 (which have not been reviewed) were $216,886, a 33% decrease from $322,013 in 2015. Revenues consist of all product revenue (sales contracts with customers upon shipment of merchandise), services (professional services consulting revenue related to the design, manufacturing, and optimization of the Company's audio technologies), and royalties and licensing. In 2016, the company's revenues consisted of $133,755 derived from licensing and royalties, $33,131 from product sales and $50,000 for services sales. During the same period in 2015, the company's revenues consisted of $100,000 derived from licensing and royalties, and $222,013 for services sales. The primary driver of changes from the year ending December 31, 2015 was a reduction in service revenue partially offset by an increase in product sales driven by initial availability of the company's proprietary MyBeam™ speaker arrays.

Cost of revenue in 2016 was $113,699, a 317% increase from 2015, due almost entirely to the development and purchase of the company's MyBeam™ speaker arrays. As a result, the company's gross profit (revenues less the cost of producing those revenues) for the year ended December 31, 2016 was $103,187, a 65% decrease from $294,755 in 2015. Gross margins in 2016 were 48%, compared to 92% in 2015.

The company's operating expenses generally consist of compensation, professional fees, research and development and selling, general and administrative expenses. Operating expenses in 2016 amounted to $2,034,524, a 52% decrease from $4,210,067 in 2015. The primary components (83%) of this decrease were due to:

● An 81% decrease in research and development to $156,882

● A 42% decrease in wages to $872,386

● A 59% decrease in consulting expenses to $219,178

● A 65% decrease in legal fees to $109,739

Due to these expense reductions, the company's net loss from operations was $1,931,337 in 2016, a 51% decrease from losses of $3,917,889 in 2015.

Other expenses consist almost entirely of interest expense from the company's convertible notes, which is an accrued, non-cash expense to be converted into Series A concurrently with the related principal balance. Other expenses totaled $608,831 in 2016, a 12% increase from $544,277 in 2015 due to a net increase in convertible note borrowings from period to period.

The company's net loss for 2016 was $2,539,641, a decrease of 43% from a net loss of $4,461,695 in 2015.

2015 compared to 2014

The company's revenues for the year ended December 31, 2015 were $322,013, a 2% decrease from $328,172 in 2014. Revenues consist of all product revenue (sales contracts with customers upon shipment of merchandise), services (professional services consulting revenue related to the design, manufacturing, and optimization of the Company's audio technologies), and royalties and licensing. In 2015, the company's revenues consisted of $100,000 derived from licensing and royalties and $222,013 for service sales. In 2014, the company's revenues consisted of $36,895 derived from licensing and royalties, $138,970 for service sales, and $152,307 from sales of discontinued products. The primary driver of changes from the year ending December 31, 2014 was a decrease in product sales offset by an increase in service revenue.

Cost of revenue in 2015 was $27,258 a 73% decrease from 2014, due almost entirely to a decrease in product related costs. As a result, the company's gross profit (revenues less the cost of producing those revenues) for the year ended December 31, 2015 was $294,755, a 30% increase from $226,907 in 2014. Gross margins in 2015 were 92%, compared to 69% in 2014.

The company's operating expenses generally consist of compensation, professional fees, research and development and selling, general and administrative expenses. Operating expenses in 2015 amounted to $4,210,067 a 42% decrease from $7,294,789 in 2014. The primary components (71%) of this decrease were due to:

● An 56% decrease in research and development to $817,808

● A 26% decrease in wages to $1,493,178

● A 65% decrease in travel expenses to $211,506

● A 49% decrease in legal fees to $310,459

Due to these expense reductions, the company's net loss from operations was $3,915,312 in 2015, a 45% decrease from losses of $7,067,882 in 2014.

Other expenses consist almost entirely of interest expense from the company's convertible notes, which is an accrued, non-cash expense to be converted into Series A concurrently with the related principal balance. Other expenses totaled $544,277 in 2015, a 491% increase from $92,103 in 2014 due to an increase in convertible note borrowings from period to period.

The company's net loss for 2015 was $4,461,695, a decrease of 38% from a net loss of $7,164,702 in 2014.

Liquidity and Capital Resources; Future Trends

The company had cash on hand in the amount of $392,940 at March 31, 2017. The company has not committed to make any capital expenditures. The company's current burn rate (net cash out) is approximately $200,000 per month. In the event the company does not raise sufficient funds from this offering, it will consider liquidating its assets and intellectual property.

Indebtedness

The company has $8,674,030 in 8% convertible promissory notes held either directly or indirectly by private individuals or family investment offices. Of this amount, $975,000 of these notes will mature on April 30, 2017 while $7,699,030 will mature on June 12, 2017. The total amount of these notes plus accrued interest will be $9,910,932 by April 30, 2017. The company intends to convert its convertible notes plus accrued interest into 9,910,932 Series A Preferred Shares no later than April 30, 2017; see "Recapitalization".

Valuation

The company determined the conversion rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed ;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Financial Discussion
Data Room
Updates
SeedInvest

Risks and Disclosures

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company. These notes do not have a maturity date and only convert in limited circumstances. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted shortly after their purchase; notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction (merger, buyout or other corporate transaction). If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur and Crowd Notes for certain investors only convert at the sole discretion of the company. It is unclear how a court or arbitrator would interpret the provisions of the Crowd Note. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

The company may need to create a new class of preferred shares. The Crowd Notes specify certain rights and preferences with respect to the preferred shares that the Crowd Notes will convert into. These differ from the preferred shares that we plan to designate in the restructuring and therefore we will be required to create a new class of preferred shares.

We are dependent on our license agreement with the Regents of the University of California. The company currently licenses its core technology from the Regents of the University of California. Any disruption to the agreement or any event or action that causes us to lose our rights under that agreement could harm our business.

We rely on our partnership with Zylux. The company currently has a partnership with Zylux Acoustic Corporation. We plan to rely this original equipment and design manufacturing company, to assist with the design and manufacturing of our audio products.

The delivery and quality of the company's primary product is dependent on third parties, including our partner Zylux. The company's primary product [is][will be] [designed] [manufactured] by our partner whose main design facility is in Shenzhen, China. While the company provides the technologies for the product, it relies on the third-parties to design and manufacture the products to meet our clients' needs. Difficulties encountered by the designs and manufacturers may result in a poor quality product or the inability to deliver product in a timely manner. If the current designers and manufacturers encounter difficulties, the company may be required to find another supplier, resulting in delays; moreover, we may not be able to find another supplier with the same skills in the audio sector.

The company may not be able to protect its intellectual property. The company's success will depend on its ability (or the ability of the persons from whom it licenses its technology) to maintain and secure patent protection for its core technologies and be able to enforce those patents. Filed patent applications may not result in issued patents. For existing patents, including those that we license, and for future patents, there is the chance that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the company's product may result in the unauthorized exposure of the intellectual property used by the company.

The trends we are anticipating in the audio industry may not develop as we hope. Our MyBeam products are disruptive, in that we believe that they create a new type of audio experience. Targeting a new and unproven segment introduces unknowns, such as customer adoption. We will only succeed (and investors will only make money) if there is sufficient demand for this service, people think it is a better option than the competition and we are able to price our audio products at t a level that allows the company to make a profit and still attract business. Since we are impacted by consumer and business spending, a decline in either of those areas could affect our market prospects.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date and is not interest bearing. As such, there has been inconsistent treatment under state and federal tax law as to whether securities such as the Crowd Note should be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly to the underlying securities of the Crowd Note. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

The company will likely need more money. The company might not sell enough Crowd Notes and preferred shares to meet its operating needs and fulfill its plans, in which case it may cease operating, including liquidating its assets and selling its intellectual property, which could lead to the total loss of your investment. Even if it sells all the Crowd Notes it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

We are subject to a registration rights agreement. As discussed below in "Capital Structure", we are subject to a registration rights agreement that provides certain shareholders the right to demand full registration with the SEC in certain circumstances. Registration with and reporting to the SEC can be very burdensome, and in the event any demand for registration is made before we are ready to take on that burden, our resources could be significantly strained.

You may have limited rights. The company has not yet authorized the preferred shares into which the Crowd Notes will convert, and there is no way to know what voting rights those securities will have. In addition, investors who are considered non-major investors under the terms of the notes offered will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

TERMS

The auditor has included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

The company has a limited operating history making it difficult for investors to evaluate our business. The company has a limited operating history, few clients, and has only received limited revenues to date. If you are investing in us, it is because you think this is a good idea, that we can execute it better than our competition, that we can price our technology at a price to sell it to enough businesses and consumers to become profitable.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The preferred shares into which the Crowd Notes will convert are subject to additional restrictions on transfer. The preferred shares into which the Crowd Notes will be converted will be covered by an Investor Rights Agreement which imposes additional restrictions on transfer even after the year has expired. The preferred shares into which the Crowd Notes will be converted will also be covered by a Voting Agreement, which requires the holder to vote in favor of certain matters, and to sell his or her shares in certain circumstances.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	
Highlights	Overview
Product & Service	Team Story
> 🗀 Product or Service (10 files)	
Q&A with Founder	Term Sheet
> 🗀 Financials (2 files)	
Financial Discussion	
> 🗀 Fundraising Round (3 files)	
Data Room	
> 🗀 Investor Agreements (1 file)	✉ SeedInvest
⊲ Updates	
> 🗀 Miscellaneous (1 file)	

Comhear Deal Updates

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About Us   Invest

Meet The Team   Raise

Press & Media Kit   Regulation A

Jobs   LEARN

FAQs   Equity Crowdfunding

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TERMS   Glossary